Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Commvault Systems, Inc. for the registration of common stock, preferred stock, depositary shares, debt securities, warrants, stock purchase contracts, and stock purchase units and to the incorporation by reference therein of our reports dated May 11, 2026, with respect to the consolidated financial statements of Commvault Systems, Inc., and the effectiveness of internal control over financial reporting of Commvault Systems, Inc. included in its Annual Report (Form 10-K) for the year ended March 31, 2026, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts
October 28, 2026